SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE TO

(Amendment No. 15)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

POTASH CORPORATION OF SASKATCHEWAN INC.

(Name of Subject Company)

BHP BILLITON LIMITED,

BHP BILLITON PLC

and

BHP BILLITON DEVELOPMENT 2 (CANADA) LIMITED

(Name of Filing Persons (Offerors))

Common Shares

(Title of Class of Securities)

73755L107

(CUSIP Numbers of Class of Securities)

Kirsten K. Gray

Vice President Group Legal

BHP Billiton Limited

180 Lonsdale Street

Melbourne Victoria 3000

Australia

+61 1300 55 47 57

Copies to:

Victor I. Lewkow

Jeffrey S. Lewis

Neil Q. Whoriskey

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

(212) 225-2000

(Name, Address and Telephone Numbers of Persons

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Calculation of Filing Fee
Transaction Valuation*	Amount of Filing Fee**
$38,557,502,880.00	$2,749,149.96

*	Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) of the Securities Exchange Act of 1934, as amended. The Transaction Valuation was calculated on the basis of (i) the aggregate of 296,596,176 Common Shares, which is the number of outstanding Common Shares as at July 31, 2010, and (ii) a purchase price of U.S.$130.00 per Common Share.
**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, is $71.30 per $1,000,000 in cash to be offered for the Common Shares.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$2,749,149.96	Filing Party:	BHP Billiton Development 2 (Canada) Limited and BHP Billiton Plc

Form or Registration No.:	Schedule TO	Date Filed:	August 20, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒third-party tender offer subject to Rule 14d-1.	☐going-private transaction subject to Rule 13e-3.
☐issuer tender offer subject to Rule 13e-4.	☐amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 15 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed on August 20, 2010, as previously amended (the “Schedule TO”), by BHP Billiton Development 2 (Canada) Limited, a corporation organized under the laws of Canada (“Offeror”) and a wholly-owned indirect subsidiary of BHP Billiton Plc, a public limited company incorporated in England and Wales (“BHP Billiton Plc”), BHP Billiton Plc and BHP Billiton Limited, a corporation organized under the laws of Victoria, Australia (together with BHP Billiton Plc, “BHP Billiton”). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Offer and the Circular (previously filed as Exhibit (a)(1)(i) to the Schedule TO), as amended and supplemented by the Notice of Amendment and Variation (previously filed as Exhibit (a)(1)(x) to the Schedule TO).

All information set forth in the Offer and the Circular, as amended and supplemented by the Notice of Amendment and Variation, is incorporated by reference in answer to Items 1-11 of the Schedule TO, except for those items as to which information is specifically provided in the Schedule TO.

Item 12. Exhibits

The following exhibits are added to Item 12 of the Schedule TO:

(a)(5)(xvi)	Excerpt from the Transcript of Speeches of the Chairman and CEO at the BHP Billiton Plc Annual General Meeting held on October 21, 2010

(a)(5)(xvii)	Advertisement by the Offeror and BHP Billiton published on or after October 26, 2010

Exhibit (a)(5)(xv) “Excerpt from the Transcript of Speeches of the Chairman and CEO at the BHP Billiton Plc Annual General Meeting held on October 21, 2010” previously filed with Amendment No. 14 is hereby amended and restated in its entirety by Exhibit (a)(5)(xvi).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 26, 2010

BHP Billiton Limited

By:	/s/ Alexandre Vanselow
Name:	Alexandre Vanselow
Title:	Chief Financial Officer

BHP Billiton Plc

By:	/s/ Alexandre Vanselow
Name:	Alexandre Vanselow
Title:	Chief Financial Officer

BHP Billiton Development 2 (Canada) Limited

By:	/s/ Alistair Mytton
Name:	Alistair Mytton
Title:	Chief Financial Officer

EXHIBIT INDEX

(a)(1)(i)	Offer and the Circular (previously filed as an exhibit to Offeror’s and BHP Billiton’s Schedule TO filed on August 20, 2010)

(a)(1)(ii)	Letter of Transmittal (previously filed as an exhibit to Offeror’s and BHP Billiton’s Schedule TO filed on August 20, 2010)

(a)(1)(iii)	Notice of Guaranteed Delivery (previously filed as an exhibit to Offeror’s and BHP Billiton’s Schedule TO filed on August 20, 2010)

(a)(1)(iv)	Letter from BHP Billiton’s Chairman to the shareholders of PotashCorp, dated August 20, 2010 (previously filed as an exhibit to Offeror’s and BHP Billiton’s Schedule TO filed on August 20, 2010)

(a)(1)(v)	Form of summary advertisement, published on August 20, 2010 (previously filed as an exhibit to Offeror’s and BHP Billiton’s Schedule TO filed on August 20, 2010)

(a)(1)(vi)	Press release issued by Offeror and BHP Billiton on August 18, 2010 (previously filed as an exhibit to Offeror’s and BHP Billiton’s pre-commencement communication filing on Schedule TO on August 18, 2010)

(a)(1)(vii)	Press release issued by Offeror and BHP Billiton on August 20, 2010 (previously filed as an exhibit to Offeror’s and BHP Billiton’s Schedule TO filed on August 20, 2010)

(a)(1)(viii)	Press release issued by Offeror and BHP Billiton on September 1, 2010 announcing the filing of Amendment No. 4 to Offeror’s and BHP Billiton’s Schedule TO (previously filed as an exhibit to Offeror’s and BHP Billiton’s Amendment No. 4 to Schedule TO filed on September 1, 2010)

(a)(1)(ix)	Press release issued by Offeror and BHP Billiton on September 7, 2010 (previously filed as an exhibit to Offeror’s and BHP Billiton’s Amendment No. 5 to Schedule TO filed on September 7, 2010)

(a)(1)(x)	Notice of Amendment and Variation, dated September 20, 2010 (previously filed as an exhibit to Offeror’s and BHP Billiton’s Amendment No. 7 to Schedule TO filed on September 20, 2010)

(a)(1)(xi)	Press release issued by Offeror and BHP Billiton on September 20, 2010 (previously filed as an exhibit to Offeror’s and BHP Billiton’s Amendment No. 7 to Schedule TO filed on September 20, 2010)

(a)(1)(xii)	Press release issued by Offeror and BHP Billiton on September 23, 2010 (previously filed as an exhibit to Offeror’s and BHP Billiton’s Amendment No. 9 to Schedule TO filed on September 23, 2010)

(a)(1)(xiii)	Press release issued by Offeror and BHP Billiton on October 20, 2010 (previously filed as an exhibit to Offeror’s and BHP Billiton’s Amendment No. 13 to Schedule TO filed on October 20, 2010)

(a)(5)(i)	Investor Presentation dated August 18, 2010 (previously filed as an exhibit to Offeror’s and BHP Billiton’s pre-commencement communication filing on Schedule TO on August 18, 2010)

(a)(5)(ii)	Transcript of the BHP Billiton Investor Briefing Teleconference held on August 18, 2010 (previously filed as an exhibit to Offeror’s and BHP Billiton’s pre-commencement communication filing on Schedule TO on August 19, 2010)

(a)(5)(iii)	Fact Sheet (previously filed as an exhibit to Offeror’s and BHP Billiton’s pre-commencement communication filing on Schedule TO on August 19, 2010)

(a)(5)(iv)	Excerpt from the Transcript of the BHP Billiton Preliminary Results for the Financial Year ended June 30, 2010 held on August 25, 2010 of Q&A relating to the Offer (previously filed as an exhibit to Offeror’s and BHP Billiton’s Amendment No. 1 to Schedule TO filed on August 25, 2010)

(a)(5)(v)	Excerpt of Q&A relating to the Offer from the Transcript of the BHP Billiton Media Briefing Conference held on August 25, 2010 (previously filed as an exhibit to Offeror’s and BHP Billiton’s Amendment No. 2 to Schedule TO filed on August 26, 2010)

(a)(5)(vi)	Press release issued by Banco Santander, Barclays Capital, BNP Paribas, J.P. Morgan plc and The Royal Bank of Scotland plc on September 17, 2010 (previously filed as an exhibit to Offeror’s and BHP Billiton’s Amendment No. 6 to Schedule TO filed on September 17, 2010)

(a)(5)(vii)	Press release issued by Offeror and BHP Billiton on September 22, 2010 (previously filed as an exhibit to Offeror’s and BHP Billiton’s Amendment No. 8 to Schedule TO filed on September 22, 2010)

(a)(5)(viii)	Complaint filed by PotashCorp on September 22, 2010 in an action captioned as Potash Corporation of Saskatchewan Inc. v. BHP Billiton Ltd., BHP Billiton Plc, and BHP Billiton Development 2 (Canada) Ltd., Civil Action No. 1:10-cv-06024, in the United States District Court for the Northern District of Illinois Eastern Division (previously filed as an exhibit to Offeror’s and BHP Billiton’s Amendment No. 8 to Schedule TO filed on September 22, 2010)

(a)(5)(ix)	Text of statement by Offeror and BHP Billiton to press on September 27, 2010 (previously filed as an exhibit to Offeror’s and BHP Billiton’s Amendment No. 10 to Schedule TO filed on September 27, 2010)

(a)(5)(x)	Press release issued by Offeror and BHP Billiton on October 7, 2010 (previously filed as an exhibit to Offeror’s and BHP Billiton’s Amendment No. 11 to Schedule TO filed on October 7, 2010)

(a)(5)(xi)	Presentation dated October 14, 2010 (previously filed as an exhibit to Offeror’s and BHP Billiton’s Amendment No. 12 to Schedule TO filed on October 18, 2010)

(a)(5)(xii)	Advertisement by the Offeror and BHP Billiton published on or after October 22, 2010 (previously filed as an exhibit to Offeror’s and BHP Billiton’s Amendment No. 14 to Schedule TO filed on October 22, 2010)

(a)(5)(xiii)	Advertisement by the Offeror and BHP Billiton published on or after October 22, 2010 (previously filed as an exhibit to Offeror’s and BHP Billiton’s Amendment No. 14 to Schedule TO filed on October 22, 2010)

(a)(5)(xiv)	Advertisement by the Offeror and BHP Billiton published on or after October 23, 2010 (previously filed as an exhibit to Offeror’s and BHP Billiton’s Amendment No. 14 to Schedule TO filed on October 22, 2010)

(a)(5)(xv)	Excerpt from the Transcript of Speeches of the Chairman and CEO at the BHP Billiton Plc Annual General Meeting held on October 21, 2010 (amended and restated in its entirety by Exhibit (a)(5)(xvi) (filed as an exhibit to Offeror’s and BHP Billiton’s Amendment No. 15 to Schedule TO filed on October 26, 2010))

(a)(5)(xvi)	Excerpt from the Transcript of Speeches of the Chairman and CEO at the BHP Billiton Plc Annual General Meeting held on October 21, 2010

(a)(5)(xvii)	Advertisement by the Offeror and BHP Billiton published on or after October 26, 2010

(b)(i)	Facility and Subscription Agreement, dated August 18, 2010, among BHP Billiton, Barclays Bank PLC acting as Facility Agent, Dollar Swingline Agent and Euro Swingline Agent, Banco Santander, S.A., Barclays Capital, BNP Paribas, J.P. Morgan plc, TD Securities and The Royal Bank of Scotland plc as Bookrunners, the Companies listed as Original Borrowers therein, the Financial Institutions included as Lenders therein and the Financial Institutions included as Mandated Lead Arrangers therein (previously filed as an exhibit to Offeror’s and BHP Billiton’s Schedule TO filed on August 20, 2010)

(b)(ii)	Supplemental Letter Agreement to Facility and Subscription Agreement, dated August 18, 2010, among BHP Billiton, BHP Billiton Finance Plc, Banco Santander, S.A., London Branch, Barclays Bank PLC, BNP Paribas, JPMorgan Chase Bank, N.A., The Royal Bank of Scotland plc and The Toronto-Dominion Bank (previously filed as an exhibit to Offeror’s and BHP Billiton’s Schedule TO filed on August 20, 2010)

(b)(iii)	Facility Agreement Amendment, dated September 13, 2010, among BHP Billiton, BHP Billiton Finance Plc and Barclays Bank PLC acting as Facility Agent (previously filed as an exhibit to Offeror’s and BHP Billiton’s Amendment No. 6 to Schedule TO filed on September 17, 2010)

(b)(iv)	Syndication Agreement, dated September 17, 2010, among BHP Billiton, Barclays Bank PLC acting as Facility Agent, Banco Santander, S.A., Barclays Capital, BNP Paribas, J.P. Morgan plc, TD Securities and The Royal Bank of Scotland plc as Bookrunners, the Financial Institutions included as Existing Lenders therein, the Financial Institutions included as New Lenders therein and BHP Billiton Finance Plc as the Obligors’ Agent (previously filed as an exhibit to Offeror’s and BHP Billiton’s Amendment No. 6 to Schedule TO filed on September 17, 2010)

(d)	Not applicable

(g)(i)	Soliciting Dealer Information Memorandum first used on August 27, 2010 (previously filed as an exhibit to Offeror’s and BHP Billiton’s Amendment No. 3 to Schedule TO filed on August 27, 2010)

(h)	Not applicable

99.1	Representative authority to sign amendment to Schedule TO on behalf of Offeror (previously filed as an exhibit to Offeror’s and BHP Billiton’s Amendment No. 1 to Schedule TO filed on August 25, 2010)